TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

March 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for Fiscal Year Ended September 29, 2013
Filed November 20, 2013
File No. 0-19655

Dear Mr. O’Brien:

By letter dated February 26, 2014, you provided comments on the above-referenced filing of Tetra Tech, Inc. (the “Company”).  Set forth below are the Company’s responses to these comments.  The numbering of these responses corresponds to the numbering of the comments in your letter.

In responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 28, 2014

Backlog, page 22

1.         In future filings, please expand your backlog disclosure to disclose backlog by reportable segment.  Please also disclose in total and for each reportable segment the amounts of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses, if material.  Please refer to Item 101(c)(1) of Regulation S-K for guidance.

Response

In future annual filings, beginning with our Form 10-K for the fiscal year ending September 28, 2014, we will expand our backlog disclosure to disclose backlog by reportable segment.  In these filings, we will also disclose in total and for each reportable segment the amount of backlog related to uncompleted contracts for which we have recorded a provision for estimated losses, if material.  We advise the staff that as of September 29, 2013, we maintained a liability for estimated contract losses of $13.3 million with a corresponding backlog of approximately $65.8 million.  We consider these amounts immaterial in relation to our total backlog of $1.9 billion as of that date.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 56

2.         We note that the weakness in your Eastern Canada and global mining operations led you to incur significant costs to right-size these businesses during the third quarter of fiscal year 2013.  In future filings, please provide investors with a more comprehensive understanding about the specifics of the right-sizing activities for these businesses by reportable segment, the costs incurred at the consolidated and reportable segment levels, the remaining costs expected to be incurred at the consolidated and reportable segment levels, the amount of cash flows associated with these activities including the timing of payments, the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings.  If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity.  Please refer to your press release dated June 18, 2013.  Please confirm to us that you will provide this disclosure for all future, material restructuring activities.  Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.  Please also refer to comment 6 in our letter dated April 11, 2006, comment 6 in our letter dated June 21, 2006, and your corresponding response letters.  Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment.

Securities and Exchange Commission

March 28, 2014

Response

In future filings, beginning with our Form 10-Q for the third quarter of fiscal year 2014 (the next filing with a restructuring charge in any period presented), we will provide investors with a more comprehensive understanding about the specifics of the right-sizing activities in our Eastern Canada and global mining operations that led us to incur significant related costs in the third quarter of fiscal year 2013.  We will address all of the relevant items suggested by the Staff in your comment consistent with the requirements of SAB Topic 5:P.4 and ASC 420-10-50-1.  Specifically, in response to the Staff’s comment, we would have included the following disclosure in our fiscal 2013 “Overview of Results and Business Trends” section of MD&A, and similar disclosure will be included, as appropriate, in future filings:

“In Eastern Canada, poor economic conditions, including budget deficits, reduced customer spending and on-going government investigations into political corruption in Quebec, have slowed procurements and business activity in that region.  As a result, we experienced weaker than expected financial performance in our Eastern Canada operations, and we took actions to right-size the business that resulted in significant severance and office closure charges in the third quarter of fiscal 2013.

Our work for mining customers also slowed more than expected in the third quarter of fiscal 2013 as those customers responded to lower global growth expectations.  This was driven in large part by China’s report in April 2013 of anticipated slower economic growth.  As a result, our mining customers experienced a significant reduction in the global demand for commodities that caused a drop in mineral prices.  Due to the subsequent slowdown in mining activities, we right-sized our global mining business by reducing staff and closing offices in the third quarter of fiscal 2013.

In connection with the actions taken to right-size our Eastern Canada and global mining operations, we recorded a total combined charge of $10.3 million related to severance and the abandonment of certain leased facilities all in our ECS segment.  Of this amount, approximately $4.0 million, all related to severance, was paid in cash in fiscal 2013.  The remaining $6.3 million is expected to be paid in cash net of estimated sublease income over the next seven years as the related leases expire.  If these operations decline further, we may take further right-sizing actions and incur additional costs.  However, we do not anticipate further material charges at this time.  The expected annual cost savings in fiscal 2014 in the ECS segment from lower compensation and rent expense is approximately $14.9 million.  The reduction in the number of employees in the ECS segment may also result in lower future revenue, net of subcontractor costs.”

A similar, but more summarized, discussion will also be included in our summary of results for the ECS segment.  A roll-forward of the related liability for lease exit costs was, and will continue to be, included in the footnotes to our financial statements.  We confirm to the Staff that we will provide this disclosure, including the expected amount of annual savings, for all future material restructuring activities.

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March 28, 2014

3.         Please reconcile for us your disclosure on page 59 that the restructuring activities negatively impacted operating income by $48.4 million with the disclosure on page 122 that the impact was $28.2 million to operating income.  In this regard, we note your statement that the restructuring costs are estimated at $50 million in your press release dated June 18, 2013.  Please revise your disclosures in future filings, as appropriate.

Response

The Staff’s comment refers in part to the following sentence on page 59 of our Form 10-K for fiscal 2013:

“In addition, the weaker results in our Eastern Canada and global mining operations and the resulting charges to right-size these businesses, as described above, reduced operating income by $48.4 million in fiscal 2013 compared to last year.”

To clarify this statement, the $48.4 million refers to the total reduction in operating income for fiscal 2013 compared with fiscal 2012 for our Eastern Canada and global mining operations combined.  This amount is not the cost of the fiscal 2013 restructuring activities in these operations.  The $48.4 million decline in operating income includes the impact of a corresponding reduction in revenue of $104.0 million and the cost of under-utilized staff (which together impacted operating income by $38.1 million), as well as the $10.3 million in right-sizing costs described in our response to comment 2.

The $28.2 million amount referenced on page 122 of our Form 10-K for fiscal 2013 results from the same calculation as described in the preceding paragraph, except that it compares the third quarter of fiscal 2013 to the same quarter of fiscal 2012.  As such, the $28.2 million decline in operating income includes the impact of a corresponding reduction in revenue of $37.5 million and the cost of under-utilized staff (which together impacted operating income by $17.9 million), as well as the $10.3 million in right-sizing costs described in our response to comment 2.

Regarding the statement in our press release dated June 18, 2013 that the restructuring costs are estimated at $50 million, this was intended to approximate the aggregate cost of all operational issues in the third quarter of fiscal 2013, including those related to under-utilized staff and the resulting severance and lease exit charges.  At the time of the press release, we had developed an estimate of these costs, and we thought it was appropriate to give investors an indication of the approximate amount by which we would miss our previous guidance provided on May 1, 2013 due to these issues.

In future filings, we will revise our disclosures to ensure that readers have a clear understanding of the nature and amount of these charges.

Securities and Exchange Commission

March 28, 2014

4.         We note that you recognized changes in estimates of costs to complete for four projects that negatively impacted your operating results.  In future filings, please provide investors with an understanding of the components of the project charges that reduced revenues by $29.6 million and negatively impacted operating income by $40.1 million (i.e., change in total contract estimates, loss contracts, unsuccessful claim and/or unapproved change order, et cetera).  Please also provide a more comprehensive discussion and analysis of the specific facts and circumstances that caused the project charges for each of the four projects and any other material information that will provide investors with additional insight about whether there remains a risk of additional charges.  In this regard, you note that the issues in Eastern Canada include a government investigation into political corruption in Quebec; however, it appears from your disclosures in Note 17 that you are the subject of corruption and collusion allegations for your projects in Quebec.  Also, it is unclear how a change in client ownership would negatively impact revenues and costs for the project.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.  Please also refer to comment 7 in our letter dated April 11, 2006, comment 14 in our letter dated November 20, 2006, comment 3 in our letter dated September 27, 2009, and your corresponding response letters.  Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment.

Response

We advise the Staff that the project charges referenced in this comment were grouped for explanatory purposes into four programs, each consisting of projects of the same nature and customer.  Although the charges did include a component related to changes in estimates of costs to complete the projects, they also related to developments that adversely affected our evaluation of the collectability of the related accounts receivable.  We advise the Staff that none of these projects related to the political corruption issues in Quebec.

In future filings, we will provide investors with an understanding of the components of the project charges that reduced revenues by $29.6 million and negatively impacted operating income by $40.1 million (i.e., changes in total contract estimates, loss contracts, unsuccessful claims and/or unapproved change orders).  We will also provide a more comprehensive discussion and analysis of the specific facts and circumstances that caused the project charges for each of the four programs, together with any other material information that would provide investors with additional insight concerning a risk of additional charges.  Although we will expand our description of the programs, it is our Company policy to not identify the specific clients by name.

The following are the disclosures we would have included in our fiscal year 2013 Form 10-K in response to this comment:

“The program charges that reduced revenue primarily related to adverse developments on certain programs in the third quarter of fiscal 2013, and our subsequent evaluations and conclusions concerning the collectability of the related outstanding accounts receivable.  These

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charges included amounts related to claims, including requests for equitable adjustment (“REA”), on three programs with U.S. federal and state and local government clients.  In addition, we recorded a project-related charge on a commercial development contract due to a change in client ownership and the new owner’s significant modification of the development plans for completion of the project.  These events adversely affected the collectability of certain related accounts receivable and the profitability expectations for that project.  Collectively, the charges on these four programs reduced our fiscal 2013 revenue and revenue, net of subcontractor costs, by $29.6 million and lowered our operating income by $40.1 million.

The first of the four programs relates to U.S. federal government fixed-price contracts, awarded in fiscal 2010, for the construction of structures to reduce the risks associated with hurricanes and other storms in Southeastern Louisiana.  During construction, we incurred costs in excess of the contract values to meet client requests, and submitted a related REA to the client.  We concluded that there was a technical and legal basis for recovery of a portion of these costs and recorded revenue and associated accounts receivable deemed probable of collection related to the REA through the second quarter of fiscal 2013.  The total amount of the excess costs and the REA significantly exceeded the revenue recognized, resulting in a loss for the project.

During the third quarter of fiscal 2013, we received a decision from the client affirmatively rejecting a portion of the costs submitted in the REA.  Accordingly, during that quarter, we re-evaluated the collectability of the related accounts receivable and the estimated costs to complete the projects and recorded charges to pre-tax income of $6.8 million, including reductions to revenue of $5.7 million.  As of September 29, 2013, the project was complete and no further costs are expected to be incurred that could increase the loss.  However, if it is determined that any or all of the remaining accounts receivable are uncollectible, we could recognize further losses in future periods.  Conversely, we are pursuing all available legal methods to collect the entire amount of the submitted REA and, if successful, we could recognize gains on recovery in future periods.  This program is in the RCM reportable segment.

The second program relates to U.S. federal government fixed-price contracts, awarded in fiscal 2012, to provide design and construction services for Afghan National Army camps in Afghanistan.  Upon contract execution, we engaged a subcontractor under fixed-price arrangements to provide staffing, procure materials and engage local Afghan subcontractors.  During the third quarter of fiscal 2013, as a result of non-performance, we terminated the subcontractor and began to self-perform the contracts.  As a result of this change, we revised our estimates of the total costs to complete, including costs to self-perform the remainder of the contracts, and recorded charges to pre-tax income of $9.9 million (in addition to $4.5 million recognized cumulatively in prior periods of fiscal 2013), including reductions to revenue of $7.9 million.  Additionally, as a result of differing site conditions, changes to contract specifications by the client and other factors, we recorded revenue and associated accounts receivable through September 29, 2013 as we believe we have a technical and legal basis for recovery and such amount is probable of collection.  We intend to file a related REA at project completion.  As of September 29, 2013, the contracts under this program were over 90% complete, so the risk of further material unexpected costs and losses was minimal.  However, we could recognize future

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losses if costs increase or if the REA is not ultimately collected.  Conversely, we intend to pursue all available legal methods to collect the entire amount of the REA, the total amount of which will exceed the revenue recognized on the contracts.  If successful, we could recognize gains on recovery in future periods.  This program is in the RCM reportable segment.

The third program relates to fixed-price transportation projects with a state government agency awarded in fiscal 2011 and 2012.  During the execution of these contracts, numerous issues and events disrupted our plans and progress, including weather delays, differing site conditions, drainage design changes, lane closure delays, and revised soil testing requirements.  These issues caused us to incur costs in excess of the contract value.  As a result, we submitted change orders to the client and intend to also submit REAs.  In the third quarter of fiscal 2013, we determined that a portion of the costs in excess of the contract value was not recoverable.  This assessment included an evaluation of the recoverability of change orders and REAs, and changes in estimated total costs to complete.  The result was a pre-tax charge to operating income of $6.5 million and a related reduction of revenue of $3.7 million.  As of September 29, 2013, the projects under this program were approximately 77% complete, with remaining estimated costs to complete of $46.3 million.  In addition, we recorded accounts receivable and revenue based upon the portion of the change orders and REAs that we believe has a technical and legal basis for recovery and are probable of collection.  If the actual costs to complete the projects exceed our estimates, or we are unable to fully collect the accounts receivable, we could incur further losses.  Conversely, we intend to pursue all available legal methods to collect the entire amount of the REAs, the total amount of which is expected to significantly exceed the revenue recognized on the contracts.  If we are successful, we could recognize gains on recovery in future periods.  This program is in the RCM reportable segment.

The fourth program relates to a fixed-price design and construction environmental assurance agreement, and a separate fixed-price operation and maintenance (“O&M”) environmental assurance agreement, with a commercial property developer that we entered into in fiscal 2008.  At the time of contract execution, it was expected that the design and construction contract would be completed during the fourth quarter of fiscal 2011 and the O&M contract would cover related activities through December 31, 2027.  Although the contract terms only allowed for final billing of the multiple project milestones upon their individual completion, we recognized revenue and the related receivable as the costs were incurred on a percentage-of-completion basis, as we believed that completion of all milestones was probable.  As a result of on-going changes in scope and delays in project execution as directed by the client, we have issued numerous change orders related to the design and construction contract, and this contract has not yet been completed.

In April 2013, our client was acquired by a larger commercial property developer.  Subsequently, the new client implemented a plan to substantially modify the original scope and projected timeline associated with the contract.  We determined that these proposed changes would result in increased risk and cost to us and, potentially, the termination of the original contract.  Accordingly, subsequent to significant discussions with the new client during the third quarter of fiscal 2013, we reviewed the recoverability of estimated costs to be incurred in

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anticipation of the potential project termination.   We also reviewed the outstanding accounts receivable related to individual task orders under which we did not reach the required contract milestones and, therefore, would not be collectible.  As a result of this process, we recorded a pre-tax charge to operating income of $12.4 million that reduced revenue by the same amount during the third quarter of fiscal 2013.  This charge principally consisted of reserves established for the outstanding accounts receivable that were no longer considered probable of collection, a reversal of previously recognized profit based upon the change in estimate associated with the potential early project termination, and the write-off of previously recorded accounts receivable associated with partially-completed milestones.  This program is in the TSS reportable segment.

In total, for all four programs, we had $36.2 million of accounts receivable outstanding, including those related to REAs and change orders, and $53.1 million in estimated costs to complete the related projects as of September 29, 2013.  If we are unable to collect these accounts receivable or if our costs increase above these estimates, we could record further losses on these programs. Conversely, we intend to pursue all available legal methods to collect the entire amount of the REAs and change orders, and other amounts we believe are due us.  The total amount, which is approximately $79.0 million, significantly exceeds the revenue recognized on the related contracts.  If we are successful, we could recognize gains on recovery in future periods.”

5.         We note that you recognized a $56.6 million goodwill impairment charge for three of your reporting units in the ECS reportable segment.  We further note that your explanation for the goodwill impairment charge mirrors the forewarning disclosure you provided in your second quarter of fiscal year 2013 Form 10-Q.  As such, there is a concern that investors may not understand the specific facts and circumstances that caused the material goodwill impairment charge and what specific facts and circumstances could result in further goodwill impairment charges.  Please provide us with the revised disclosures that you would have included in your fiscal year 2013 Form 10-K in response to this comment, which may include a discussion of the chronology of events leading to the charge, whether the reporting units were cash flow positive or negative, how the actual results differ from the estimated results from the last impairment test, why the actual results indicate a long-term decline in operating results (i.e., loss of a material customer, loss of market share, et cetera), what you are doing to address the business issues leading to the impairment charge, what the specific facts and circumstances are for each reporting unit that could lead for further charges, et cetera.  Please refer to Item 303(a)(3) of Regulation S-K, and Sections 216 and 501.12.b.4. of the Financial Reporting Codification for guidance.  Please also refer to comments 1-2 in our letter dated April 11, 2006, comment 2 in our letter dated June 21, 2006, comments 5-14 in our letter dated November 20, 2006, and your corresponding response letters.

Securities and Exchange Commission

March 28, 2014

Response

In response to the Staff’s comment, we will expand our disclosure in future filings beginning with our Form 10-Q for the third quarter of fiscal 2014, to (1) ensure that investors understand the facts and circumstances that caused the material goodwill impairment charge in the third quarter of fiscal 2013, and (2) indicate the facts and circumstances that could result in further goodwill impairment charges.  The following is the disclosure we would have included in our fiscal year 2013 Form 10-K in response to this comment:

“During the third quarter of fiscal 2013, certain of our reporting units experienced declines in their actual performance and lowered their financial projections for the remainder of fiscal 2013.  In Eastern Canada, poor economic conditions, including budget deficits, reduced customer spending, and on-going government investigations into political corruption in Quebec slowed procurements and business activity in that region.  In addition, our work for mining customers continued to slow at a faster pace than previously anticipated due to reduced demand and significant declines in prices for certain commodities.  To a lesser extent, we also experienced reduced performance from reporting units with a concentration of work for certain agencies of the U.S. federal government as a result of customer budgetary constraints.  As a result of these factors, during the third quarter of fiscal 2013, we performed an interim goodwill impairment test for three reporting units in our ECS segment.

The reporting units tested for goodwill impairment included our Tetra Tech Canada (“TTC”) reporting unit, with operations primarily in Eastern Canada, particularly Quebec.  A significant portion of TTC’s business relates to work performed for city and provincial government clients in Quebec.  This work, which had already slowed due to budgetary constraints, was curtailed almost completely during the third quarter of fiscal 2013 due to the political corruption investigations in Quebec.  As a result, TTC’s revenue declined 26% in the third quarter of fiscal 2013 compared to the prior year period, and TTC reported a quarterly loss.  This negative trend was compared to the expected revenue growth of approximately 8% in the most recent goodwill impairment test, performed as of July 1, 2012.  In response to these results, we made significant staff and office reductions in TTC during the third quarter of fiscal 2013 to align our costs with the expected lower level of revenue.  Although these actions returned TTC to profitability in the fourth quarter of fiscal 2013, revenue and profits were at a lower level than previously expected.  Due to the significance of the staff reductions and the expected prolonged government investigations, we concluded that TTC would likely experience a long-term deficit in performance compared to previous periods and expectations.

We also performed an interim goodwill impairment test for our Global Mining Practice (“GMP”) reporting unit, with operations primarily in the U.S., Canada, Australia and South America.  Our work for mining customers slowed more than expected in the third quarter of fiscal 2013, as these customers responded to lower global growth expectations driven in large

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part by China’s report in April 2013 of slower economic growth.  As a result,   our mining customers experienced a significant reduction in the global demand for commodities that caused a drop in mineral prices.  Their response included a significant curtailment of capital spending for new mining projects.  As a result, GMP experienced a 27% decline in revenue in the third quarter of fiscal 2013 compared to the same period of fiscal 2012 and reported a quarterly loss.  This negative trend was compared to the expected revenue growth of approximately 15% in the most recent goodwill impairment test, performed as of July 1, 2012.  In response to these results, we made significant staff and office reductions in GMP during the third quarter of fiscal 2013 to align our costs with the expected lower level of revenue.  Although these actions returned GMP to profitability in the fourth quarter of fiscal 2013, revenue and profits did not return to historic levels.  Due to the significance of the staff reductions and the expected prolonged lower level of mining activity, we concluded that GMP would likely not return to historical levels of performance for the foreseeable future.

Lastly, we performed an interim goodwill impairment test for Advanced Management Technology, Inc. (“AMT”), a U.S. federal government contractor primarily doing business with the FAA.  In fiscal 2013, we experienced a decline in revenue from U.S. federal government programs as uncertainty regarding the U.S. federal budget delayed project funding and budget cuts were implemented.  As a result, our overall U.S. federal revenue declined 23% in the third quarter of fiscal 2013 compared to the same period last year.  Correspondingly, AMT’s revenue declined approximately 12%.  Although AMT remained profitable despite this decline in revenue, the related operating income declined 46% as competition increased for the shrinking level of federal work.  This negative trend was compared to the stable expectations for revenue and profit in the most recent goodwill impairment, test performed as of July 1, 2012.  We expect the level of federal spending for the work AMT performs to remain stable at the reduced levels experienced in fiscal 2013 for the foreseeable future.

We performed the first step of the impairment test for each of these reporting units during the third quarter of fiscal 2013, and in each case determined that the carrying value of the reporting unit exceeded its fair value, indicating potential goodwill impairment.  The significant change to the assumptions used in the interim test in the third quarter of fiscal 2013 compared to the last annual impairment test as of July 1, 2012 was the projected revenue, operating income and cash flows for each reporting unit tested.

We performed the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, of the applicable reporting units.  The second step of the test requires the allocation of the reporting unit’s fair value to its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill as if the reporting unit was being acquired in a business combination.  If the implied fair value of goodwill is less than the carrying value, the difference is recorded as an impairment loss.  Based on the results of the step two analyses, we recorded an aggregate goodwill impairment charge of $56.6 million, or $48.1 million, net of tax, in the third quarter of fiscal 2013 for the TTC, GMP and AMT reporting units.  The calculations of the reporting unit fair values for the second step of the goodwill impairment test are highly dependent on estimated

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future annual revenue growth rates.  The revenue growth rate assumptions for the interim impairment test for TTC, GMP and AMT ranged from 0% to 5%.  If it becomes apparent that these reporting units are unable to achieve the assumed growth rates, or they continue to decline, we would likely have further goodwill impairment charges in the future.

The carrying amounts of these reporting units, including goodwill were as follows:

	June 30, 2013
	TTC	GMP	AMT
	(in thousands)

Carrying value before impairment	$245,634	$116,184	$56,474
Goodwill impairment	(27,900)	(11,900)	(16,800)
Carrying value after impairment	$217,734	$104,284	$39,674

As of September 29, 2013, the goodwill amounts after the impairment charges for the TTC, GMP and AMT reporting units were $111.1 million, $72.3 million and $32.6 million, respectively.

6.                                    We note that you have recognized fair value adjustments for contingent consideration from business acquisitions that have positively impacted operating income for all three fiscal years presented and for the three-months ended December 29, 2013.  In future filings, please disclose the acquisitions related to the contingent consideration fair value adjustments, the corresponding reportable segment, the specific facts and circumstances that led to the business’ operating results falling below management’s expectations at acquisition, and how you determined that the operating results below expectations did not also lead to a goodwill impairment charge.

Response

We advise the Staff that for each of our material acquisitions, contingent consideration is a significant component of the purchase price.  The contingent consideration ultimately paid is based on the acquired entity’s future financial performance, typically over a period of two to three years after acquisition.  Since the initial value of the contingent consideration is based on our best estimate of the acquired entity’s future financial performance during this earn-out period, as of the acquisition date, we would expect to have regular adjustments to the related liability that could positively or negatively impact our earnings.  Depending on the extent to which an acquired entity misses the required earnings target to receive contingent consideration and the resulting impact on our expectations for longer-term future earnings, there may or may not be a corresponding impairment charge to the related goodwill.

In future filings, we will disclose the specific facts and circumstances that led to each acquired company’s operating results either falling below or exceeding management’s expectations at its acquisition date, and how we determined that any operating results below expectations did not also lead to a goodwill impairment charge.  It is our strong preference not to

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refer to the related acquisition by name.  Rather, in response to the Staff’s comment, we will disclose a description of the type of business acquired and the corresponding reportable segment.  We ask the Staff to note that any gain or loss due to a change in the value of a contingent consideration liability is not reported in the related reportable segment’s results.  These amounts are reported in “corporate” operating income as noted in footnote 18 on page 119 of our Form 10-K for fiscal year 2013.

Critical Accounting Policies and Estimates, page 71

7.                                    We note that goodwill is 40.2% of total assets and 72.4% of total stockholders’ equity as of September 29, 2013.  While we appreciate the explanation of the process you undertake to estimate the fair value of your reporting units to the extent that the qualitative assessment indicates step one of the goodwill impairment test needs to be performed, it does not appear investors have been provided with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values.  In future filings, please clarify whether the estimated fair values of each of your reporting units are considered to be substantially in excess of the carrying values.  For the reporting units, if any, that have estimated fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge provide the following:

•	Identification of the reporting unit.
•	A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.
•

A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions if your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions.

•

A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units’ estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please also refer to comment 5 in our letter dated February 22, 2010, and your corresponding response letter.

Response

As of September 29, 2013, the estimated fair values of each of our reporting units was considered to be substantially in excess of their respective carrying values, with the exception of (1) the three reporting units in our ECS segment that triggered the $56.6 million goodwill impairment charge in the third quarter of fiscal 2013, and (2) two reporting units in the RCM

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segment that were recently acquired in the second quarter of fiscal 2013. We believe that the disclosures related to the reporting units with goodwill impairment, as expanded in response to comment 5 in this letter, satisfy the requirements cited in this comment for those reporting units.  We also believe that investors understand that a reporting unit recently acquired at fair value would not have significant fair value in excess of its carrying value, and would be susceptible to goodwill impairment if its financial results or prospects significantly deteriorated shortly after acquisition.  Total goodwill as of September 29, 2013 for entities acquired during the previous twelve months was approximately $163.0 million.

In future filings, we will continue to disclose the following for any reporting unit that has an estimated fair value that is not substantially in excess of its carrying value and has goodwill that is at risk for a material impairment charge:

•	identification of the reporting unit;
•	a description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value;
•	a discussion of the uncertainty associated with the specific, key assumptions for the reporting unit; and
•	a discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value.

In response to the Staff’s comment, we will include disclosure that the fair values of the remaining reporting units were considered to be substantially in excess of their carrying values, except for those with recent goodwill impairment charges and those acquired within the last 12 months.  We have made these disclosures in prior filings as most recently noted in our “Critical Accounting Policies and Estimates” disclosure for “Goodwill and Intangibles” in the MD&A in our Form 10-K for fiscal year 2012 on page 69.

2. Basis of Presentation and Preparation, page 85

Revenue Recognition and Contract Costs, page 83

8.                                    In future filings, please disclose the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item.  Please also quantify the estimated remaining costs to complete for loss contracts.  If loss contracts have had an immaterial impact to your consolidated financial statements, please disclose this fact.  Please refer to ASC 605-35-45-2.

Response

We advise the Staff that as of September 29, 2013, our accrual for anticipated losses was $13.3 million.  In future filings, we will disclose the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item, if material.  In that case, we will also quantify the estimated remaining costs to complete for loss contracts.  If loss

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March 28, 2014

contracts have had an immaterial impact to our consolidated financial statements, we will disclose that fact.

9.                                    In future filings, please expand your disclosure of the net favorable (unfavorable) operating income adjustments due to changes in estimates to reconcile with the project charges disclosed within MD&A.  In this regard, we note that you recognized $21 million of project charges during fiscal year 2011; however, the net unfavorable operating income adjustments for fiscal year 2011 were $8.6 million.

Response

In response to the Staff’s comment, in future filings we will ensure that our disclosure of the net favorable (unfavorable) operating income adjustments due to changes in estimates reconciles to the project charges disclosed within MD&A.  We ask the Staff to note the following disclosure on page 63 of our fiscal 2013 Form 10-K:

“In fiscal 2011, operating income was reduced by contract costs incurred for project overruns of $21.0 million on several fixed-priced construction management projects in the RCM segment, and on an international development program in the TSS segment.  These fiscal 2011 items were partially mitigated by a $10.6 million government performance-based incentive award fee on a large environmental remediation program in the RCM segment and a $2.0 million net favorable project settlement in our former EAS segment.”

The $21.0 million of costs overruns less the $12.6 million of total favorable adjustments results in $8.4 million of net operating income adjustments.  This is the approximate reconciliation to the $8.6 million referenced on page 85 of our fiscal 2013 Form 10-K.  The remaining $0.2 million consisted of several less significant items we deemed immaterial.

Accounts Receivable – Net, page 87

10.                            We note your disclosure of the factors management considers when determining an estimated allowance for uncollectible accounts.  Three of the four factors appear to relate to considerations as to whether revenue meets the criteria for recognition rather than for determining whether a receivable is collectible.  Please advise and provide us with the specific references to the authoritative literature that supports your accounting policy.

Response

We agree with the Staff that the first three factors mentioned are better explained as conditions that are considered at the time of revenue and related accounts receivable recognition.  In future filings, we will revise our disclosure as follows:

Securities and Exchange Commission

March 28, 2014

“Allowances for doubtful accounts represent amounts that may become uncollectible or unrealizable in the future.  We determine an estimated allowance for uncollectible accounts based on management’s consideration of trends in actual and forecasted credit quality of the client, including delinquency and payment history; type of client, such as a government agency or in the commercial sector; and general economic and particular industry conditions that may affect a client’s ability to pay.”

Income Taxes, page 91

11.                            We note that you identified errors relating to prior years during the fourth quarter of fiscal year 2013, which increased your income tax expense by $3.3 million and resulted in the recognition of a net loss for fiscal year 2013.  We further note that you do not believe the accounting errors to be material to your 2013 annual results or to your previously issued annual or interim financial statements.  Please provide us with your materiality assessment based on the guidance in ASC 250-10-S99-1 – S99-3.

Response

In the fourth quarter of fiscal 2013, we identified three prior-year tax misstatements that resulted in subsequent period corrections.  The first error concerned an understatement of deferred income tax expense in fiscal years 2011 and 2012 related to book/tax depreciation that was associated with fixed assets of newly acquired companies.  This error was corrected cumulatively in fiscal 2013, and resulted in a corresponding overstatement of income tax expense in that year.  Secondly, we determined that income tax expense was understated in fiscal 2011 due to improper tax treatment of intangible amortization.  This error was reversed in fiscal 2012, and the balance sheet was corrected at the end of fiscal 2012; however, income tax expense for that year was overstated as a result.  Lastly, we determined that income tax expense was understated in fiscal 2012 related to intangible assets being valued in improper jurisdictions for tax purposes.  This error was corrected in fiscal 2013, which resulted in an overstatement of income tax expense in that year.

As a result of these errors, net income was cumulatively overstated by $3.4 million in fiscal 2011 and understated by $0.2 million and $3.2 million in fiscal 2012 and 2013, respectively.  We reviewed these misstatements quantitatively and qualitatively based on the guidance in ASC 250-10-S99.

Based on this review, we determined that the misstatements were not quantitatively or qualitatively material to the fiscal 2011 or fiscal 2012 financial statements.  In making this assessment, we viewed the facts in the context of surrounding circumstances, the total mix of information, and we considered quantitative and qualitative factors.  Although the fiscal 2013 misstatement exceeded 5% of net income and earnings per share (“EPS”), we concluded the fiscal 2013 misstatement was immaterial due to the essentially break-even results in fiscal 2013 with or without the corrections of the fiscal 2011 and 2012 misstatements.  We also determined that the misstatement was qualitatively immaterial to fiscal 2013 and did not cause our books, records

Securities and Exchange Commission

March 28, 2014

and accounts to be considered inaccurate or not reasonably detailed under the requirements of Sections 13(b)(2)-(7) of the Securities Exchange Act of 1934 (“the Exchange Act”).  Therefore, we concluded that restatement of prior financial statements was not necessary under the Exchange Act and the correction was disclosed in our fiscal 2013 Form 10-K.

Based on the quantitative and qualitative factors considered, we believe that the judgment of a reasonable person relying on our financial statements would not have been changed or influenced as prior periods were not materially misstated.  As a result, those financial statements may still be relied upon and did not need to be restated.  In addition, we considered both qualitative and quantitative factors in evaluating whether the financial statements should have been corrected in fiscal 2013, or whether the prior period financial statements should have been revised.  We concluded that the identified prior period errors should be adjusted (i.e., corrected) in fiscal 2013.  We believe that the corrections did not result in a material misstatement to the fourth quarter or full fiscal year 2013.

As requested by the Staff, we have provided a copy of our materiality assessment memorandum that was prepared contemporaneously with our Form 10-K for fiscal 2013 as Exhibit 1 to this letter.

4. Accounts Receivable – Net, page 94

12.                            We note that you recognized losses of approximately $30.2 million related to the evaluation of the collectability of claims in fiscal year 2013 related to contractual disputes with government clients.  Please tell us the journal entries you recognized for these losses.  Please also tell us how these $30.2 million of losses relate to the other disclosures you have provided in MD&A on pages 58 and 59 and in Note 2 on page 85.  In future filings, please provide investors with an understanding of the specific facts and circumstances that lead to the recognition of the $30.2 million of losses and whether there is a risk for any further losses to be recognized for the corresponding contracts.

Response

The summary journal entry is as follows (amounts in millions):

Dr. Gross revenue  $17.2

Dr. Contract costs  $13.0

Cr. Unbilled A/R                                       $17.2

Cr. Contract Liability            $13.0

The $17.2 million reduction to revenue in fiscal 2013 from the above journal entry relates to the three programs within the RCM reportable segment discussed in MD&A and our response to comment 4 above.  These programs had unbilled accounts receivable of $17.2 million in the aggregate meeting the definition of claims that were written-off as part of the charges.  The remaining contract loss of $13.0 million, which was recorded as additional contract costs, relates to

Securities and Exchange Commission

March 28, 2014

the same three claim-related programs within RCM (of $10.5 million in the aggregate), as previously discussed, and $2.5 million for several other less significant claims.  The $27.7 million in total contract losses for the three claim-related programs in RCM, plus the $12.4 million contract pre-tax charge recorded relative to a commercial development project in our TSS reportable segment (as discussed in comment 4 above), equals the $40.1 million total reduction in operating income from the four programs referred to on pages 59 and 85 of our fiscal 2013 Form 10-K.

13.                            Please disclose in future filings as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress.  Refer to Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-20-50-1(b), as well as ASC 910-405-50-2.

Response

In future filings, we will disclose as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress.

5. Mergers and Acquisitions, page 95

14.                            We note for the fiscal year 2013 acquisitions that goodwill is attributable to the existing workforce and to synergies expected to arise after the acquisitions.  In future filings, please explain what the assembled workforce represents and what specific synergies are anticipated.  Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

Response

In future filings, we will expand our qualitative description of the factors that make up our goodwill including a description of what the assembled workforce represents and the specific expected synergies from combining our operations with those of the acquired entities.

Securities and Exchange Commission

March 28, 2014

*****

During your review, should you have any additional questions with respect to the Company’s responses, please contact Janis B. Salin, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; or me at (626) 470-2463.

Respectfully,

/s/ Steven M. Burdick

Steven M. Burdick
Executive Vice President and Chief Financial Officer

SMB:pb

cc:                              Tracey Smith, Staff Accountant, SEC

Al Pavot, Staff Accountant, SEC

Brian N. Carter, SVP and Chief Accounting Officer

Janis B. Salin, SVP and General Counsel

Exhibit 1

INTEROFFICE MEMORANDUM

TO:	FY 2013 Accounting Files

CC:	Steve Burdick, Brian Carter

FROM:	Brandon Ulrich

SUBJECT:	Analysis of the impact to 2011 - 2013 tax provisions due to misstatements.

DATE:	November 13, 2013

1.0 Facts and Circumstances

Tetra Tech, Inc. (the Company) had three prior-year tax misstatements, which resulted in subsequent period corrections.  These errors/corrections are summarized as follows (in thousands):

	Resulting over (under) statement of net income
Error	FY11	FY12	FY13	Cumulative

Fixed asset reconciliation	293	752	(1,045)	-

U.S. income tax payable	3,131	(3,131)	-	-

U.S./Canada deferred tax liability – purchased intangibles	-	2,214	(2,214)	-

Total	3,424	(165)	(3,259)	-

Fixed Asset Reconciliation

The Company updated its reconciliation of the cumulative book/tax difference related to fixed assets during FY13.  This balance is comprised of three accounts – accumulated tax depreciation, accumulated book depreciation and the fixed asset cost difference. The fixed asset cost difference captures book/tax basis differences associated with fixed assets of newly acquired Companies.  As a result of this reconciliation, the Company detected an error that originated in years prior to fiscal 2013.  The tax provision working papers did not agree to the balance of accumulated tax depreciation and fixed asset cost differences per the tax return.  As a result, the Company recorded a correcting increase to the deferred tax liability for the cumulative amount of the error totaling $1,044,665 resulting in a corresponding out-of-period increase to deferred tax expense in the fourth quarter of fiscal 2013.  The Company further analyzed the error and determined that $292,680 and $751,985 occurred in fiscal 2011 and 2012, respectively, resulting in understatements of tax expense of those amounts.

US income taxes payable adjustment

In the fourth quarter of fiscal 2013, the Company determined that the balance of the income taxes payable account was understated at year-end FY11 because the Company’s estimate of non-deductible amortization attributed to

Exhibit 1

purchased intangibles was estimated to be zero in FY11.  The income statement reflected approximately $8 million of amortization expense.  The deferred tax liability related to purchased intangibles should have been negatively impacted by the error; however, it was correctly stated because the ending cumulative book/tax difference agreed to the balance sheet.  Therefore, the error in FY11 solely related to income taxes payable.  The Company adjusted the payable and deferred balances during FY12 after the tax returns were filed resulting in an increase in income taxes payable and a corresponding out of period overstatement of tax expense in FY12 of $3,131,000 for this error.

US/Canadian deferred tax liabilities – purchased intangibles

Tetra Tech, Inc. (“the Company” or “Tt”) records deferred taxes resulting from fair value adjustments in purchase accounting.  Specifically, the Company’s tax accounts of Tetra Tech WEI Inc., (“WEI”) and EBA Engineering Consultants Ltd. (“EBA”) include deferred tax liabilities related to purchased intangibles.

During the audit of the tax provision in the prior year, it was noted a reclassification of deferred tax liabilities was required because deferred balances had been recorded in incorrect jurisdictions.  The Company determined it needed to reclassify deferred tax liabilities from the United States to Canada because the balances had improperly been monitored and recorded on the books of the parent company in the United States.   The correcting entry was recorded in 2012.  The Company discovered during the current year (2013) the prior year journal entry was not correct, and furthermore that it was not needed.  The Canadian deferred balances had been properly stated in the prior year without the adjusting entry.  As a result, the related deferred tax liability and deferred tax expense were understated by $2,213,750 in FY12.  A correcting entry was posted in the fourth quarter of FY13.  As a result the balance sheet was correct at the end of FY13; however, tax expense was overstated by $2,213,750 for the out-of-period correction for this item in FY13.

As a result of these three errors which occurred in FY11 and FY12, and the resulting corrections in FY12 and the fourth quarter of FY13, tax expense was understated by $3.4 million in FY11 and overstated by $.165 million and $3.3 million in FY12 and FY13, respectively.

Tt assessed the materiality of the misstatement by means of the analysis that follows, which includes consideration of both quantitative and qualitative factors in accordance with the guidance of ASC 250-10-S99 SEC Materials SAB Topic 1.M “Assessing Materiality” and ASC 250-10-S99 SEC Materials SAB Topic 1.N “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” Based on this analysis the misstatement is not quantitatively or qualitatively material and restatement of the affected 10K is not necessary under the Exchange Act.

2.0 Authoritative Guidance

Under the FASB Codification, materiality of misstatements is addressed in ASC 250-10-S99 SEC Materials SAB Topic 1.M “Assessing Materiality”, and, how to quantify misstatements for the current year with regard to the effect of prior year misstatements is addressed in ASC 250-10-S99 SEC Materials SAB Topic 1.N “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The following is a summarization of the relevant guidance contained in those sections of the codification.

The SEC Staff does not object to the use of “rule of thumb” numerical thresholds, such as 5% of an item disclosed in the financial statements, as an initial step in assessing materiality. However, “materiality cannot be reduced to a numerical formula.” FASB Concepts Statement 2 is quoted as follows:

Exhibit 1

“[M]agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

The SEC Staff believes circumstances could exist in which misstatements below 5% could be material. Therefore, pure quantification cannot be a substitute for a full analysis of all relevant considerations. FASB Concepts Statement 2 is again quoted, characterizing the essence of the concept of materiality as follows:

“An omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of the item.”

Because qualitative factors may cause misstatements of quantitatively small amounts to be material, an evaluation of materiality requires the consideration of all relevant circumstances. The following considerations are explicitly listed:

1)             Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

2)             Whether the misstatement masks a change in earnings or other trends.

3)             Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

4)             Whether the misstatement changes a loss into income or vice versa.

5)             Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

6)             Whether the misstatement affects the registrant’s compliance with regulatory requirements.

7)             Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

8)             Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

9)             Whether the misstatement involves concealment of an unlawful transaction.

Additional factors mentioned that could cause a quantitatively small misstatement to be considered material are:

1)             Whether the volatility of Tt stock prices indicate that Tt investors regard quantitatively small misstatements as material.

2)             Whether it is expected that the disclosure of the misstatement could result in a significant positive or negative market reaction.

3)             Whether the misstatement was an intentional act by management, regardless of materiality.

4)             Where the misstatement appears in the financial statement (e.g., the significance of the misstatement to a segment given that segment’s unique or particular importance to the financial statements).

5)             Whether multiple misstatements cause a material misstatement of the financial statements when considered both separately and in aggregate.

Therefore, an assessment of materiality requires viewing the facts in context of the surrounding circumstances, or the total mix of information, and so both quantitative and qualitative factors must be considered.

Even if misstatements are immaterial, Sections 13(b)(2) - (7) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires registrants to make and keep reasonably detailed and accurate books, records and accounts that fairly reflect transactions and the dispositions of assets, and must maintain internal controls sufficient to provide reasonable assurance that transactions are recorded such that financial statements are prepared in conformity with GAAP.

Exhibit 1

Several factors are suggested for consideration in assessing whether the misstatement requires correction and restatement of financial statements in order to satisfy the requirements of the Exchange Act.

1)           The significance the misstatement. Whether its effects are clearly inconsequential or significant, with immaterial misstatements not requiring any finely calibrated determination.

2)             How the misstatement arose. Particularly as to whether the recording of the misstatement or its correction was part of an effort on the part of senior management to influence earnings. Although insignificant misstatements arising from the operations of systems or recurring processes in the normal course of business generally do not cause books, records and accounts to be considered inaccurate or not reasonably detailed.

3)             The cost of correcting the misstatement. The Exchange Act does not require the undertaking of major expenditures to correct small misstatements.

4)             The clarity of authoritative guidance. Misstatements must be corrected when there is little ground for reasonable disagreement about the appropriate account treatment of a financial statement item.

3.0 Tt’s Plan for Analysis of the Materiality of the Misstatement and Whether Financial Statement Restatement is Required for Conformity with the Authoritative Guidance and the Exchange Act

Tt’s analysis of the materiality of the misstatement and whether prior financial statements should be restated because of it is contained within this memo. Tt will perform the analysis in full conformity with the authoritative guidance just summarized above. The analysis will follow this form:

1)             Tt will assess whether the misstatement is material by consideration of quantitative factors.

a.              Tt will prepare a schedule that recaps:

i.                  The items disclosed in the financial statements for periods most clearly affected by the misstatement,

ii.               The amount of the misstatement related to that item,

iii.            A calculation of the same item as it would appear if correctly restated, and

iv.           A calculation of the variance as a percentage of the original item amount.

b.              As an initial step, Tt will determine whether the misstatement causes a variance of 5% or more.

c.             Tt will make a conclusion as to the misstatement’s quantitative materiality to each financial report based on its consideration of these quantitative factors.

2)             If the misstatement is not considered material by quantitative factors, Tt will assess whether it is material by consideration of qualitative factors.

a.              Tt will assess all of the qualitative considerations that were explicitly listed in ASC 250-10-S99 to determine whether any are applicable to the misstatement.

b.              Tt will consider whether any of the additional qualitative factors mentioned in ASC 250-10-S99 to determine whether any are applicable to the misstatement.

c.             Tt will make a conclusion as to whether any of these qualitative factors would cause a quantitatively small misstatement to be considered material.

3)             Tt will make a conclusion about how to treat the misstatement based on the results of its assessments made in the first two steps, so that we remain in compliance with GAAP and the Exchange Act.

4.0 Consideration of Quantitative Factors

Tt prepared a schedule that recaps the items disclosed in the financial statements for the period affected by the misstatements, the portion of the misstatements related to that item, a calculation of the same item as it would appear if correctly restated, and a calculation of the variances as a percentage of the original item amount. That schedule is attached as Exhibit A.

Exhibit 1

The misstatements did not cause a variance of 5% or more in the FY11 or FY12 financial statements; they did, however, create a variance greater than 5% in the FY13 financial statement.  The primary relevant variances caused by the misstatements were the prior year’s net income and EPS.

We noted the following variances: FY11 net income was $90.0 million before the correction of additional tax expense adjustments in the amount of $293,000 and $3.1 million. This represented a variance to the original amount of 3.80%. EPS was reduced by $0.05/share, to $1.38/share.  FY12 net income was $104.4 million before the correction of the tax benefit in the amount of $169,000. This represented a variance to the original amount of 0.16%.  EPS was higher by $0.002 after the correction.

As noted above, the variances to FY13 were higher than 5%.  There is a net loss from operations before consideration of the impact of the error in the amount of ($2.8 million). There is net income after the correction in the amount of $416,000.  EPS reflected a loss of an additional $0.04/share before the correction and $0.006/ share after the correction.  Although these variances are in excess of the 5% threshold, we have concluded the FY13 adjustment is immaterial due to the break-even results in FY13 and the immaterial net impact to EPS of $0.04/share.

5.0 Consideration of Qualitative Factors

As noted above, ASC 250-10-S99 SEC Materials SAB Topic 1.M also requires the consideration of the entire factual context in which the user of financial statements would view each financial statement item. The following circumstances are considerations that are listed in ASC 250-10-S99 as circumstances that may affect the materiality of quantitatively small misstatements to the financial statements. Tt assessed the relevance of each of these items with regard to the misstatement as follows.

1)           Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The tax provision includes several estimates, but the error emanates from an item capable of precise measurement. The misstatement was due to an error of understanding the jurisdiction in which the deferred taxes were properly located. The amount of the error was $2.2 million.

The misstatement associated with fixed assets relates to estimates.  The tax provision working papers were not agreed to the tax return working papers timely, and an error in estimation (tax depreciation per year) was not appropriately adjusted to the amount filed in the tax return.

2)           Whether the misstatement masks a change in earnings or other trends.

It does not. Exhibit A shows that the misstatement was not significant to net income or EPS, or to the trends indicated by those reported amounts over time. The impact to FY13 was exaggerated due to the book break-even results.  The net impact to EPS was an additional loss of $0.04/share.

3)           Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The misstatements corrected in the fourth quarter of fiscal 2013 do not hide a failure to meet analysts’ consensus expectations. Tt met its 2013 fourth quarter earnings guidance despite the correction of the misstatements which understated Tt’s net income, and therefore, understated diluted earnings per share.  Prior to the fourth quarter of fiscal 2013, Tt expected diluted earnings per share to be in the range of $0.30

Exhibit 1

to $0.40.  Fourth quarter fiscal 2013 diluted earnings per share approximated $0.39.  The impact of the corrected misstatements to diluted earnings per share in the fourth quarter approximated $0.04.  There was no impact to diluted earnings per share in fiscal 2012; the most recently filed fiscal year.  Additionally, given the unusually high tax rate in the current year, income tax expense and the effective tax rate were not a focus of analysts when analyzing Tt’s fiscal 2013 results.

4)           Whether the misstatement changes a loss into income or vice versa?

The correction to FY13 did change income into a loss; however, Exhibit A shows that the misstatement was not significant.

5)           Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

It does not.  The out-of-period adjustments primarily impact income tax expense.  Segment disclosures in the Form 10-K analyze results based on operating income.  The uncorrected misstatements did not significantly change the profitability of Tt’s segments.

6)           Whether the misstatement affects the registrant’s compliance with regulatory requirements?

It does not. Tt’s key regulatory requirements are compliant with the various requirements of United States federal and other governmental contracting agencies (DCAA, DCMA, etc.), but this error has no negative impact on Tt’s compliance in this area.

7)         Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements?

It does not.  The immaterial adjustment would have led to an immaterial adjustment to net income, which would not have negatively impacted the loan covenant analysis.  Tt’s amended credit agreement contains certain affirmative and restrictive covenants and customary events of default.  The financial covenants consist of a maximum consolidated Leverage ratio defined as total funded debt/EBITDA (as defined in the amended credit agreement) and a minimum consolidated Fixed Charge Coverage Ratio (EBITDA, as defined in the amended credit agreement, minus capital expenditures/cash interest plus taxes plus principal payments of indebtedness including capital leases, notes, and post-acquisition payments).  In addition, Tt had sufficient headroom in all prior quarters in FY13 relative to the out-of-period correction related to amortization expense.

8)           Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?

It does not. The misstatement has not and will not result in any additional compensation being awarded to executives or management of Tt.

9)           Whether the misstatement involves concealment of an unlawful transaction?

It does not. The misstatement related to deferred tax liabilities was not the result of the concealment of an unlawful transaction, but was solely due to an accidental input error. The misstatement related to fixed assets was due to an error in estimation.

Exhibit 1

ASC 250-10-S99 SEC Materials SAB Topic 1.M mentioned other additional circumstances that could cause a quantitatively small misstatement to be considered material. Tt assessed the relevance of each of these items with regard to the misstatement as follows.

1)           Whether the volatility of Tt stock prices indicate that Tt investors regard quantitatively small misstatements as material.

It does not, as FY13 included numerous non-cash charges that more than out-weighed the tax adjustments noted above, a focus of investors.  Additionally, the misstatements corrected in the fourth quarter of FY13 do not hide a failure to meet analysts’ consensus expectations Tt met it 2013 fourth quarter earnings guidance despite the correction of the misstatements which understated Tt’s net income, and therefore, understated diluted earnings per share.  Prior to the fourth quarter of fiscal 2013, Tt expected diluted earnings per share to be in the range of $0.30 to $0.40.  Fourth quarter fiscal 2013 diluted earnings per approximated $0.39.  The impact of the corrected misstatements to diluted earnings per share in the fourth quarter approximated $0.04.  There was no impact to diluted earnings per share in fiscal 2012, the most recently filed fiscal year.  Additionally, given the unusually high tax rate in the current year, income tax expense and the effective tax rate were not a focus of analysts when analyzing Tt’s fiscal 2013 results.

2)           Whether it is expected that the disclosure of the misstatement could result in a significant positive or negative market reaction.

It is not expected that the disclosure of the misstatement would result in a significant positive or negative market reaction.

3)           Whether the misstatement was an intentional act by management, regardless of materiality.

The misstatement was not an intentional act by management.

4)           Where the misstatement appears in the financial statement (e.g., the significance of the misstatement to a segment given that segment’s unique or particular importance to the financial statements).

No particular place that the items appear is of any greater significance to the financial statements than any other.

5)           Whether multiple misstatements cause a material misstatement of the financial statements when considered both individually and in aggregate.

There are no additional misstatements.

Based on the above consideration of all these qualitative factors, Tt believes the misstatement is not qualitatively material to any of the affected financial statements.

6.0 Management’s Conclusion

Based on the quantitative and qualitative factors outlined above, management believes that the judgment of a reasonable person relying on Tt’s financial statements would not have been changed or influenced as the prior period is not materially misstated.  As a result, those financial statements may still be relied upon and do not

Exhibit 1

need to be restated.  In addition, management considered both quantitative and qualitative factors in evaluating whether the financial statements should be corrected in the current period or whether the current period financial statements should be revised, concluding that the identified prior period errors should be adjusted (i.e., corrected) in the current period.  Management believes that the corrections do not result in a material misstatement to the fourth quarter or full FY13.

7.0 Financial Statement Disclosure

The following disclosure will be included in Footnote 2, Basis of Presentation and Preparation, in Tt’s Form 10-K for fiscal 2013:

“In the fourth quarter of fiscal 2013, we identified and corrected errors relating to prior years that increased both income tax expense and our net loss for the year by $3.3 million.  The out-of-period adjustments related to book versus tax valuations of fixed assets and acquired intangible assets.  Had all adjustments been recorded in their appropriate periods, net loss attributable to Tetra Tech for fiscal 2013 would have increased to net income of $1.1 million.  We do not believe that the accounting errors are material to our 2013 annual results or to our previously issued annual or interim financial statements.  As a result, we did not adjust any prior period amounts.”

8.0 Internal Control Considerations

Auditing Standard No. 5 includes the following definitions of a control deficiency, a significant deficiency and a material weakness:

•                 Deficiency – a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

•                 Significant deficiency – a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting.

•                 Material weakness - a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In assessing the control implications of the identified out-of-period adjustments, we considered the following:

•                 Is the likelihood of a misstatement resulting from a deficiency (or combination of deficiencies) at least reasonable possible

•                 The potential magnitude (the value of transactions or accounts exposed or expected to be exposed to the deficiency)

•                 The existence of compensating controls

Exhibit 1

•                 Whether it was important enough to merit attention by those responsible for the oversight of the Company’s financial reporting

•                 Whether a well-informed, competent and objective individual (i.e., prudent official) would conclude the deficiency is a material weakness

•                 Whether a conclusion can be reached that the situation (e.g., material audit adjustment, restatement of previously issued financial statements) does not represent a control deficiency after considering all facts and circumstances, including qualitative factors.

Tt’s management has concluded that the control deficiency results in a significant deficiency given that the control deficiency merits the attention of the Audit Committee.

9.0 Concurrence of the Audit Committee and Legal Counsel

The analysis and related conclusions in this memo were discussed with Tt’s Audit Committee and internal legal counsel, and both concurred with management’s conclusions.

Exhibit 1

Exhibit A - Impact of prior year adjustments to FY11, FY12 and FY13

Analysis of prior period adjustments

	FY11	FY12	FY13
F/A analysis	(293)	(752)	1,045

Domestic Payable	(3,131)	3,131	-

Canada DTL	-	(2,214)	2,214
Total	(3,424)	165	3,259

Financial Statement Impact

Net Income/(Loss) as reported	90,039	104,380	(2,839)

Adjustment	(3,424)	165	3,259

Net Income/(Loss) corrected	86,615	104,545	420

Adjustment as a % of reported N.I.	-3.8%	0.2%	-114.8%

Adjustmet as a % of net income excluding goodwill impairment	-3.8%	0.2%	7.2%

EPS as reported	1.43	1.63	-0.04

EPS as corrected	1.38	1.64	0.01